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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ------------------

                                   FORM 11-K

                               ------------------
[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934
   (Fee Required)

For the Fiscal Year Ended October 31, 1997

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ____________ to ____________

Commission file number 1-5842

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Bowne & Co., Inc.
                         Employees' Stock Purchase Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               BOWNE & CO., INC.
                               345 Hudson Street
                            New York, New York 10014
                                 (212) 924-5500

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

ITEMS 1 AND 2.  FINANCIAL STATEMENTS

                                                                                PAGE NUMBER
                                                                              IN THIS REPORT
            Report of Independent Auditors.                                         F-1

            Statements of Financial Position -- October 31, 1997 and
              1996.                                                                 F-2

            Statements of Income and Changes in Members' Equity -- Years
              Ended October 31, 1997, 1996 and 1995.                                F-3

            Note to Financial Statements.                                           F-4

            Schedules I, II and III have been omitted because the
              information is given in the financial statements or note thereto or is not required.


EXHIBIT

            Consent of Independent Auditors.                                        F-5

                                   SIGNATURE

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                             BOWNE & CO., INC.
                                          EMPLOYEES' STOCK PURCHASE PLAN
                                               (NAME OF PLAN)

                                               By:        JAMES P. O'NEIL
                                                  ------------------------------
                                                    (JAMES P. O'NEIL, TRUSTEE)
Dated: April 27, 1998

                         REPORT OF INDEPENDENT AUDITORS

The Trustees
BOWNE & CO., INC.
  EMPLOYEES' STOCK PURCHASE PLAN

     We have audited the accompanying statements of financial position of Bowne & Co., Inc. Employees' Stock Purchase Plan as of October 31, 1997 and 1996, and the related statements of income and changes in members' equity for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowne & Co., Inc. Employees' Stock Purchase Plan at October 31, 1997 and 1996, and the results of its operations for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles.

                                                  ERNST & YOUNG LLP

New York, New York
January 27, 1998

                               BOWNE & CO., INC.
                         EMPLOYEES' STOCK PURCHASE PLAN

                        STATEMENTS OF FINANCIAL POSITION
                           OCTOBER 31, 1997 AND 1996

                                                                  1997           1996
                                                                  ----           ----
Assets:

     Cash...................................................   $  654,084     $  157,856

     Contributions receivable...............................      321,746        157,924

     Investment in Bowne & Co., Inc. common stock, at market
       value -- 505,520 shares in 1997 and 470,496 shares in
       1996 (cost $9,048,239 in 1997 and $7,086,058 in
       1996)................................................   17,945,960     10,997,863
                                                               ----------     ----------

          Totals............................................  $18,921,790    $11,313,643
                                                               ==========     ==========

Liabilities and members' equity:

     Undistributed accounts of former participants..........   $   61,186     $   23,947

     Accrued expenses.......................................       26,500         26,150

     Members' equity........................................   18,834,104     11,263,546
                                                               ----------     ----------

          Totals............................................  $18,921,790    $11,313,643
                                                               ==========     ==========

                       See Note to Financial Statements.

                               BOWNE & CO., INC.
                         EMPLOYEES' STOCK PURCHASE PLAN

              STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY
                  YEARS ENDED OCTOBER 31, 1997, 1996 AND 1995

                                                          1997           1996         1995
                                                          ----           ----         ----
Dividend income from Bowne & Co., Inc................  $   173,643    $  165,373    $ 168,288
                                                       -----------    ----------    ---------

Contributions by:

     Employees.......................................    2,427,855     1,205,873    1,105,260

     Participating companies.........................    1,213,928       602,936      552,630
                                                       -----------    ----------    ---------

               Total contributions...................    3,641,783     1,808,809    1,657,890
                                                       -----------    ----------    ---------

               Total additions.......................    3,815,426     1,974,182    1,826,178
                                                       -----------    ----------    ---------

Less:

     Distributions of former participants'
       balances......................................    2,316,966     2,255,422    1,285,634

     Administrative expenses.........................       51,865        41,780       34,638
                                                       -----------    ----------    ---------

               Total deductions......................    2,368,831     2,297,202    1,320,272
                                                       -----------    ----------    ---------

Net increase (decrease) before realized and
  unrealized gains and losses........................    1,446,595      (323,020)     505,906

Net realized and unrealized gains....................    6,123,963     2,252,580    1,249,532
                                                       -----------    ----------    ---------

Net increase in members' equity......................    7,570,558     1,929,560    1,755,438

Members' equity, beginning of year...................   11,263,546     9,333,986    7,578,548
                                                       -----------    ----------    ---------

Members' equity, end of year.........................  $18,834,104   $11,263,546   $9,333,986
                                                       ===========   ===========    =========

                       See Note to Financial Statements.

                               BOWNE & CO., INC.

                         EMPLOYEES' STOCK PURCHASE PLAN

                          NOTE TO FINANCIAL STATEMENTS

NOTE 1

Organization, operations and significant accounting policies:

     The Plan became effective June 21, 1973 and is a qualified plan under the Internal Revenue Code.

     Operations of the Plan are funded through contributions received from participating employees of Bowne & Co., Inc. and its subsidiaries which have adopted the Plan and through contributions by the participating companies equal to 50% of their employees' contributions. Participation in the Plan is voluntary. For the years ended October 31, 1996 and 1995 participants could contribute up to $100 per month. For the year ended October 31, 1997 participants could contribute up to $200 per month.

     As of October 31, 1997, the participating companies in the Bowne & Co., Inc. Employees' Stock Purchase Plan were as follows:

          Bowne & Co., Inc.
          Bowne of Atlanta, Inc.
          Bowne of Boston, Inc.
          Bowne of Chicago, Inc.
          Bowne of Cleveland, Inc.
          Bowne of Dallas, Inc.
          Bowne of Los Angeles, Inc.
          Bowne of New York City, Inc.
          Bowne of Phoenix, Inc.
          Bowne Business Communications, Inc.
          Bowne Information Services, Inc.
          Bowne International, Inc.

     The assets of the Plan are recorded at market value, measured by the closing price listed by the American Stock Exchange.

     Dividends received by the Plan are reinvested for the benefit of the participants.

     The Plan provides for 100% vesting in Company contributions in the event of death permanent or total disability, and retirement or upon the completion of five years of service. The nonvested portion of a participant's account at the time of termination is returned to the contributing employer.

     The Plan pays its direct administrative expenses. Bowne & Co., Inc. provides administrative services to the Plan without charge.

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-35810) pertaining to the Bowne & Co., Inc. Employees' Stock Purchase Plan and in the related Prospectus of our report dated January 27, 1998, with respect to the financial statements of Bowne & Co., Inc. Employees' Stock Purchase Plan included in this Annual Report (Form 11-K) for the year ended October 31, 1997.

                                                  ERNST & YOUNG LLP

New York, New York
April 27, 1998